SofTech, Inc.

59 Lowes Way, Suite 401

Lowell, MA 01851

November 21, 2011

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4631

Attention: Ms. Barbara C. Jacobs

Re:

SofTech, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 27, 2011

File No. 333-174818

Dear Ms. Jacobs:

On behalf of SofTech, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated October 26, 2011 (the “Letter”), from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission to Joseph P. Mullaney, President and Chief Executive Officer of SofTech, Inc.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 27, 2011

General

1.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:

Amendment No. 2 has been updated to reflect the Staff’s comment.

Plan of Distribution, page 13

2.

We note your response to prior comment 9 regarding the status of certain selling shareholders as underwriters.  However, we do not find your analysis dispositive.  In this respect, we note that certain selling shareholders (the “Investors”) are executive officers and/or directors of the company who purchased securities in the recapitalization transaction and have held such securities for less than one year.  Additionally, although you assert that the purchases “were part of an investment for long-term purposes” and not made with a view to distribution, we note that the filing of this registration statement was contemplated by the recapitalization transaction and satisfies contractual registration rights granted to the Investors in connection therewith (notwithstanding the fact that ancillary justifications for the filing of the registration statement may also exist).  Based on the foregoing, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4).  Given the relationship of the Investors to the company, tell us why the offering should not be viewed as an indirect, primary transaction and why the Investors should not be viewed as underwriters.  Refer to Interpretation 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

Response:

The following response provides a further analysis as to why certain investors in the Company’s private placement on March 11, 2011 (the “Private Placement”) should not be deemed “underwriters” and addresses the Staff’s comment requesting an analysis under Rule 415 as to why the resale offering should not be recharacterized by the Staff as an indirect primary offering.  The specific investors which this response addresses are those who upon completion of the Private Placement became either executive officers and/or directors of the Company which we collectively refer to as the “Investors”.  The aggregate number of shares of Common Stock held by the Investors that are being registered on this Registration Statement represent 23.5% of the Company’s total shares  of Common Stock outstanding as of the date hereof.

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act of 1933 (the “Securities Act”) to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[emphasis added] [or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction. In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering that purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 or Form F-3 to effect a primary offering, and thus it cannot use Rule 415 to register a primary offering “at the market.”  Consequently, the offering would have to be made on non-continuous basis.

In addition, if the offering registered under the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the Investors would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act) and (ii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

Because a recharacterization of a presumed secondary offering as a primary offering has a dramatic and potentially disastrous impact on the ability of an Investor to effect the resale of its securities, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken.  In its Compliance and Disclosure Interpretations (the “CDIs”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  CDI 612.09 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the factors listed in the Interpretation is discussed below in the context of the offering by the Investors.  Based on a proper consideration of all of those factors, we respectfully submit that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock described in the Registration Statement may be registered for resale on behalf of the Investors pursuant to Rule 415.

How Long the Investors Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the issuer.  Here, the Investors have now held its shares of Common Stock for more than 8 months as of the date of this letter.  The length of time during which the Investors have held the shares prior to an effective Registration Statement demonstrates that the Investors are not underwriters who purchased the shares with an intent to distribute them.

Additionally, although the Investors have bargained for registration rights as part of the Private Placement, registration rights, in and of themselves, do not evidence an intent on the part of the Investors to sell shares.  The fact that the Registration Rights Agreement permits a generous 90-day window before the filing of the Registration Statement (as opposed to a more typical 30-day period) and does not contain a firm deadline for effectiveness of the Registration Statement suggests the absence of any such distributive intent.  Additionally, the Registration Rights Agreement did not contain any specific penalties relating to the filing or effectiveness requirements and as of the date hereof, more than 8 months have passed since the parties entered into the Registration Rights Agreement.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

The Circumstances Under Which the Selling Stockholders Received the Shares

The proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as abusive PIPE transactions.  The subject transaction can be distinguished from abusive PIPE transactions for a number of reasons. Fundamentally, it is different from the PIPE context because of the long-term nature of the investment.  It is part of a change in strategic direction of the Company being ushered in by long-term investors of whom the Investors are part of the management team that will be responsible for this new direction.  Indeed, in the case of Mr. Mullaney, he served as Chief Executive Officer of the Company from June 2001 to December 2006.  As previously indicated to the Staff and as publicly stated by the Company in announcing the Private Placement and thereafter, a core purpose of the Registration Statement for both the Investors and the Company is to serve as the occasion for the Company to re-establish its public filing status.  Respectfully, the Company believes it is not accurate to characterize that effect as an “ancillary justification”.  The importance of that purpose is reflected in the Company’s public statements at the time of announcement of the Private Placement and thereafter:

•

Excerpt from Company Press Release, dated March 14, 2011, Announcing Completion of Private Placement entitled “SofTech Announces New Management Team - New Team, Recapitalized Balance Sheet, Strategy Focused On Profitable Growth”:

“The Company has agreed to register the 7.7 million shares purchased in this transaction within 90 days.  This registration document will serve as the trigger for the Company to resume filing its annual and quarterly results with the Securities and Exchange Commission.”

•

Excerpt from Company Press Release, dated April 19, 2011 entitled “SofTech Announces Audit Completion & Financial Results For Its Fourth Quarter & Fiscal Year 2010”(Quote from Chief  Executive Officer, Joseph Mullaney):

“The completion of the FY2010 audit is a critical element of our plan to re-commence filing public reports with the Securities and Exchange Commission and seek an improved listing status for our common stock for our shareholders”

•

Excerpt from Company Press Release, dated June 13, 2011 entitled “SofTech Provides Update, Announces Sale of AMT Product Line & Q3 FY2011 Operating Results”:

As part of a description of major actions taken since the March 2011 recapitalization transaction, the Company included:  “Filed a Form S-1 resale registration with the SEC as the first major step towards regaining our public reporting status…”

•

Excerpt from Company Press Release entitled “SofTech Provides Update, Announces Fiscal Year 2011 Operating Results and Completion of Audit, dated September 28, 20011”:

“I am very pleased to announce that we have filed an amended Registration Statement with the Securities and Exchange Commission (“SEC”) and included therein audited financial statements for fiscal year 2011,” said Joe Mullaney, the CEO since March 11, 2011. “The audit completion and the filing represent a major step forward towards again becoming a fully reporting public company.”

“…The Company will not receive any proceeds from any sales by the selling stockholders.  In connection with the effectiveness of the Form S-1 Registration Statement, the Company expects to file a Form 8-A with the SEC registering its common stock under Securities Exchange Act of 1934 (the “Exchange Act”) and, at that point, will again be required to file periodic and other reports under the Exchange Act.”

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

In addition, the Common Stock issued in the Private Placement lacks any “toxic” features such as price re-set, floating price conversion rights or other similar toxic provisions that have been identified by the Staff as causing concern in PIPE transactions.  The Investors continue to bear the full risk of ownership in the Company through this investment in Common Stock.  Therefore, the issuance of the shares by the Company to the Investors cannot be realistically characterized as the Company indirectly selling shares into the market to raise capital.

Additionally, as described above, the act of registration does not by itself equate with an intent to distribute.  The Registration Rights Agreement provides for a generous amount of time for the filing and no firm deadline for effectiveness of the Registration Statement.  At least 8 months will have passed following the Private Placement before the Registration Statement would become effective.

The issuance of the shares to the Investors was a bona fide private offering pursuant to an exemption from registration under Section 4(2) of the Securities Act.  Each Investor also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.

In addition, according to the website Yahoo! Finance, the three-month average daily trading volume of the Common Stock on the Pink Sheets as of November 9, 2011 was approximately 161 shares.  If the Investors attempted to liquidate their position in the Common Stock in the open market it would take approximately 1,459 trading days for them to do so at that volume, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays, that would require a period of over 5 and 1/2 years.  No rational investor would purchase a block of shares with the intent of effecting a distribution.  The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply could not absorb that much stock.  In this situation, the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investment absent a strategic acquisition or other M&A event, regardless of whether their shares are registered.

The foregoing reality is even clearer based on the fact that the Investors have agreed in response to the Staff’s prior Comment no. 2 that, unless and until, the Common Stock is trading on the OTC or an exchange, any resale made pursuant to the Registration Statement must be made at fixed price, which the Investors have set at $5.00 per share.  On October 25, 2011, the most recent day on which a trade occurred as of date hereof, the Common Stock closing price was $1.75 and the 52 week range was $0.40 to $4.20.  At the present time, the Investors could not sell under the Registration Statement if effective today, and it is unclear when they will be able to sell (if they wanted to) based on this pricing restriction.  The Company respectfully submits that the foregoing strongly suggests a lack of distributive intent.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M.  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered.  Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

The Selling Stockholders’ Relationship to the Issuer

Upon the closing of the Private Placement, Joseph P. Mullaney became the Chief Executive Officer, a member of the Board of Directors and owner of shares of Common Stock representing 8% of such shares outstanding; Robert Anthonyson became the Vice President of Business Development, a member of the Board of Directors and owner of shares of Common Stock representing 13% of such shares outstanding; and J. Phillip Cooper became a director and owner of shares of Common Stock representing 2.5% of such shares outstanding of the Company.  These Investors are individual investors and do not constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act..

The Amount of Shares Involved

While it appears that the amount of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, we understand that other features are equally important.  As described below, the Staff’s more recent focus on toxic features (which are not a factor in the proposed offering of Common Stock by the Investors) is far more likely to deter abusive practices and uncover disguised primary offerings than a focus on the number of shares being registered.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock.  When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, according to the Office of the Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.  Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. 1

As described above, the terms of the Private Placement of the Common Stock do not implicate any of the concerns leading to the focus on Extreme Convertible situations.  Further, the number of shares being registered by the Investors (representing approximately 23.5% of the shares outstanding) are well within the Staff’s one-third guidelines.

___________________________________

1See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Investors is in the business of underwriting securities.

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Investors is in the business of underwriting securities.

Whether Under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company.  The Investors have held their securities for an extended period of time (over 8 months).  The circumstances in which the Investors have made their investment (i.e., as part of a Company strategic change in direction) are indicative of a long-term investment intention.  Even once the Registration Statement is declared effective, it seems highly unlikely that the Investors could conduct any level of significant selling if they wanted to in the foreseeable future because of the low liquidity and the fixed price restriction of $5.00 per share that they have voluntarily agreed to.  None of the Investors is in the business of underwriting securities.  Any proceeds from sales under the Registration Statement will flow to the Investors and not the Company.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

3.

We note your response to prior comment 11.  However, your enhanced disclosure does not appear to have addressed all of our concerns.  Accordingly, we reissue prior comment 11 in part and ask that you revise to state the current rate at which you are using capital in operations.  Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next twelve months.

Response:

Amendment No. 2 has been revised to reflect the Staff’s comment.

Certain Relationships and Related Transactions

Transactions with Joseph P. Mullaney, page 38

4.

We note your response to prior comment 14 and the payment of $250,000 to Mr. Mullaney pursuant to the advisory agreement.  However, it is unclear how Mr. Mullaney earned that amount, given that he does not appear to have identified investors who ultimately participated in the Recapitalization Transaction.  Please advise.

Response:

The payment by Greenleaf of $250,000 in July 2011 was contractually due to Mr. Mullaney under the terms of the Advisory Agreement. The Advisory Agreement that was entered into between Mr. Mullaney and Greenleaf that is described in the Amendment No. 1 to Registration Statement on Form S-1, page 36, specifically identified the fee that would be paid to Mr. Mullaney if a transaction was ultimately completed with any of those identified groups.  In addition, the Advisory Agreement allowed for Mr. Mullaney to identify other interested buyers and if a transaction was ultimately completed with any such party identified by him, the Advisory Agreement would apply.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

November 21, 2011

Mr. Mullaney was himself the lead investor in the Recapitalization Transaction, identifying a bank that was willing to refinance the Company’s indebtedness, which resulted in Greenleaf’s debt position being settled, subject to the completion of the new equity investment being led by Mr. Mullaney and other conditions (one of which  was that Mr. Mullaney serve as Chief Executive Officer upon closing the Recapitalization Transaction).  Based upon the foregoing, Greenleaf”s debt was repaid and it honored its contractual obligations under the Advisory Agreement and paid the amount due.

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms, page F-1

5.

We note from your response to prior comment 15 that as a result of the update to include fiscal 2011 financial statements, both fiscal years have now been audited by the same public accounting firm and you believe you do not need to disclose the change in accountants.  If a change in accountant occurred within 24 months prior to or in any period subsequent to the date of the most recent financial statements, then, based upon Item 304(a)(1) of Regulation S-K, disclosure of the change in accountant should be provided pursuant to Item 11(i) of Form S-1 and Item 304 of Regulation S-K.  Accordingly, please revise your registration statement.

Response:

Amendment No. 2 has been revised to reflect the Staff’s comment.

If you require additional information, please telephone the undersigned at (978) 513-2700.

Sincerely,

/s/ Joseph P. Mullaney

Joseph P. Mullaney

President and Chief Executive Officer

cc:

Matthew J. Gardella, Esq.

Edwards Wildman Palmer LLP